Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 7, 2017

VIA EDGAR TRANSMISSION

Mr. Edward Rubenstein
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:          Trust for Advised Portfolios (the “Trust”)
File Nos. 333-108394 and 811-21422
Miller Opportunity Trust (S000055730)

Dear Mr. Rubenstein:

This correspondence is being filed in response to the Staff’s oral comments and suggestions of April 5, 2017 regarding Post-Effective Amendment (“PEA”) No. 108 to the Trust’s registration statement on Form N-1A.  PEA No. 108 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on March 24, 2017, for the purpose of adding disclosure about sales load variations, as described in IM Guidance Update No. 2016‑06 (the “Guidance”) published by the U.S. Securities and Exchange Commission (the “Commission”) on December 15, 2016.

Pursuant to the Guidance and Release No. IC‑13768, the Trust requested that the filing be afforded selective review and that the Trust be granted template filing relief. The Trust also requested acceleration of the registration statement amendment whereby the registration statement would be declared effective no later than April 10, 2017.

On April 10, 2017, The Trust pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, will transmit on behalf of the Trust and the Miller Opportunity Trust (the “Fund”) is Post‑Effective Amendment (“PEA”) No. 110 under the 1933 Act and Amendment No. 111 under the 1940 Act to the Trust’s Registration Statement on Form N-1A to become effective on April 10, 2017.  PEA No. 110 will reflect changes made in response to the Staff’s comments regarding PEA No. 108. For your convenience, the Staff’s comments have been reproduced below in bold typeface immediately followed by the Trust’s responses.

As noted above, the Trust requested that its filing be considered for template filing relief for all of the series of the Trust under 1933 Act Registration File No. 333-108394.  If template filing relief is granted, the Trust will make subsequent filings for its other series pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 (the “Replicate Filings”).  The Trust represents that:

•	The disclosure changes in PEA No. 110 (the “Template Filing”) are substantially identical to disclosure changes that will be made in the Replicate Filings.

•          The Replicate Filings will incorporate changes made to the disclosure included in the Template Filing to resolve any staff comments thereon.

•          The Replicate Filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b).

General Comments

1)	The staff’s comments in one section may be applicable to other sections; please apply comments to other sections as applicable.

The Trust confirms that comments will be applied to other sections as applicable.

2)	The Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

The Trust acknowledges.

3)	Please note that the financial statements must be updated and an Auditor’s Consent of the Predecessor Fund must be filed prior to going effective.

The Trust acknowledges.

4)	Please state to which other series of the Trust the template Filing Relief request applies.

The Trust responds that it has clarified in the template Filing Relief above that the request applies to all other series of the Trust under 1933 Act Registration File No. 333-108394.

Prospectus

5)	Please add a ticker symbol for Class IS.

The Trust responds that the Class IS shares are not currently active.

6)	On page 1, please add the full name to the “Appendix A” reference.

The Trust responds that it has revised the first use to be “Appendix A - Financial Intermediary Sales Charge Variations to this Prospectus” and defined this term as “Appendix A.”

7)	On page 24, revise the recapture language to be identical to the recapture language in footnote 4 of the fees and expense table.

The Trust has revised the recapture language to replicate footnote 4 of the fees and expenses table as follows:

The Adviser is permitted to recapture amounts waived and/or reimbursed to a class within three years after ~~the fiscal year in which~~ the Adviser earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limits described above.

8)
On page 25, revise the second sentence of “Choosing a class of shares to buy” from “…. provided such variations are described in this Prospectus” to “…..provided such variations are described in ~~this Prospectus~~ Appendix A.”

The Trust responds that it has made this change.

9)	Remove “and the responsibility of” from the third sentence of “Choosing a class of shares to buy.”

The Trust responds that it has made this change.

10)
In the “Choosing a class of shares to buy” section, confirm that everything required to be disclosed in the Prospectus is in the Prospectus, and if so, revise or delete the sentence beginning with “More information…..” Alternatively, revise.

The Trust responds that is has revised the sentence as follows: “Fund imposed sales charge and waivers are below.  Additional details are provided in SAI.”

11)	On page 29, highlight or bold the sentence: “For the variations applicable to shares offered through Merrill Lynch-sponsored platforms, please see Appendix A.”

The Trust responds that it has bolded the referenced sentence.

12)
Under “Qualifying for a reduced Class A sales charge,” specify the trustees and fiduciaries who qualify for the reduced sales charge: “Certain trustees and other fiduciaries may be entitled to combine accounts in determining their sales charge.”

The Trust responds that it has removed the referenced sentence.

13)	Under “Qualifying for a reduced Class A sales charge,” separate the last sentence of “Reinstatement Privileges” as a new paragraph.

The Trust responds that it has created a new paragraph that states:

You must identify and provide information to the Fund or your financial intermediary, as applicable, regarding your historical purchases and holdings, and you should also retain any records necessary to substantiate historical transactions and costs because the Fund, its transfer agent, and financial intermediaries will not be responsible for providing this information.

14)
On page 30, revise the following sentence to reference Merrill Lynch: “A financial intermediary may impose different sales charge discounts.  Sales charge discount variations specific to certain financial intermediaries are described in Appendix A to this Prospectus.”

The Trust responds that it has revised this sentence as follows: “~~A financial intermediary~~ Merrill Lynch may impose different sales charge discounts.  Sales charge discount variations specific to ~~certain financial intermediaries~~ Merrill Lynch are described in Appendix A ~~to this Prospectus~~.”

15)
On page 31, revise the following bullet to explain what financial intermediary or intermediaries this is referencing:  All existing retirement plan shareholders who purchased Class A shares at NAV prior to November 20, 2006, are permitted to purchase additional Class A shares at NAV. Certain existing programs for current and prospective retirement plan investors sponsored by financial intermediaries approved by the Adviser prior to November 20, 2006 will also remain eligible to purchase Class A shares at NAV.

The Trust responds that it has made the following change: All existing retirement plan shareholders and retirement programs who ~~purchased~~ were authorized to purchase Class A shares at NAV prior to November 20, 2006, are permitted to purchase additional Class A shares at NAV. ~~Certain existing programs for current and prospective retirement plan investors sponsored by financial intermediaries approved by the Adviser prior to November 20, 2006 will also remain eligible to purchase Class A shares at NAV.~~

16)	On page 31, delete or revise the following sentence: “If you want to learn about additional waivers of Class A initial sales charges, contact your Service Agent or consult the SAI.”

The Trust responds that has removed the referenced sentence.

17)
Please comply with Instruction 3(b) to Item 12(a) of Form N-1A which states: “Discuss, if applicable, how deferred sales loads are imposed and calculated, including: The amount of the sales load as a percentage of both the offering price and the net amount invested.”

The Trust responds that it has added the following to state that: “Shareholders who redeem Class C shares within one year of purchase will pay a contingent deferred sales charge of 1.00%.  In addition, there is no front-end sales charge on purchases of $1 million or more for Class A shares, but there is a maximum deferred sales charge of 1.00% if a shareholder redeems within 18 months of such a purchase.”

18)	Under Contingent deferred sales charge waivers, delete the word “generally” or specify the exceptions:

The Trust responds that it has made the following change: “The contingent deferred sales charge for each share class will ~~generally~~ be waived:”

19)	Under Contingent deferred sales charge waivers, second bullet, delete the word “certain” or specify.

The Trust responds that it has made the following change:  “On ~~certain~~ distributions from eligible Retirement Plans as defined under “Retirement and Institutional Investors – Eligible Investors”, “Retirement Plans” section below.”

20)
On page 33, bold and revise to be Merill-specific the following language: “A financial intermediary may impose different CDSC waivers. CDSC waiver variations specific to certain financial intermediaries are described in Appendix A to this Prospectus.”

The Trust responds that it has made the following revision: “Merrill Lynch may impose different CDSC waivers. CDSC waiver variations specific to certain financial intermediaries are described in Appendix A.”

21)	On page 33, delete or revise the following sentence: “If you want to learn about additional waivers of contingent deferred sales charges, contact your Service Agent or consult the SAI.”

The Trust responds that it has deleted the referenced sentence.

22)	Under Retirement and Institutional Investors — eligible investors, in the fourth paragraph, delete “certain” or specify.

The Trust responds that it has made the following revision: “Although Retirement Plans with omnibus accounts held on the books of the Fund are not subject to minimum initial investment requirements for any of these share classes, ~~certain~~ investment minimums may be imposed by a financial intermediary.”

23)	Under Dividends and other distributions, move the following sentence to the Class A Sales Charge Section on page 30: “You do not pay a sales charge on reinvested distributions or dividends.”

The Trust responds that it has made this change.

23)	Footnote 1 to the average annual total returns table is not allowed under Form N-1A, Item 4.

The Trust responds that it has removed the footnote and incorporated the information from the footnote into the average annual total returns table.

Appendix A

24)	Revise all references to “intermediary” and “intermediaries” to “Merrill Lynch”.

The Trust responds that it has made this change.

25)	Add an introductory sentence before the bullet points under Front-end Sales Charge Waivers on Class A Shares available at Merrill Lynch.

The Trust responds that it has added the following introductory sentence: “The front-end sales charge on Class A shares of the Fund available through Merrill Lynch are waived for the following purchases:”

26)
Add the following bullet to the Contingent deferred sales charge section of the Prospectus: “Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family).”

The Trust responds that it has made the change.

27)	Define in plain English the term “level-load.”

The Trust responds that it has deleted the referenced term.

28)	Define “fund family” throughout the Appendix.

The Trust responds that it has revised to Miller Value Funds, a defined term.

Statement of Additional Information

29)	Remove “and the responsibility of” from the third sentence of “How to buy shares.”

The Trust responds that it has made this change.

30)
Under “How to buy shares,” revise “a financial intermediary,” “a particular intermediary,” and “your financial intermediary” to “the financial intermediary” because Merrill Lynch is the only financial intermediary in Appendix A.

The Trust responds that it has made this change.

31)	With respect to “Sales Charge Waivers and Reductions,” confirm supplementally that all listed waivers are in the Prospectus as required by Form N-1A.

The Trust confirms.

32)	Revise the following sentence to reference Merrill Lynch or delete: “A financial intermediary may impose different sales charges and waivers.”

The Trust responds that it has deleted the referenced sentence.

33)	Under Contingent Deferred Sales Charge Provisions, confirm supplementally that the information included here is in the Prospectus as required by Form N-1A.

The Trust confirms.

34)	Revise the following sentence to reference Merrill Lynch or delete the following sentence: “A financial intermediary may impose different CDSC waivers.”

The Trust responds that it has deleted the referenced sentence.

If you have any additional questions or require further information, please contact me at 626‑914‑7220.

Sincerely,

/s/ Eric W. Pinciss
Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios